Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Preliminary 4Q13 Results

in Line with Guidance

4Q Preliminary Results

•	Revenues of approximately $3.4 million, down 11 percent Q-o-Q, in line with the company’s guidance. The decrease reflected the end of operations in December of the game A.V.A. and a continued decline in contributions from PC-based casual games, partially offset by new contributions from the cloud computing business in the fourth quarter.

•	Consolidated operating expenses of between $32 million and $33 million, including non-cash impairments of approximately $30 million consisting primarily of write-downs on goodwill and intangible assets. During the fourth quarter, GigaMedia recorded a full impairment of goodwill and intangible assets related to the company’s legacy PC-based online game business acquired in 2006 to reflect continued declines in that market since that time, as well as GigaMedia’s shift in focus away from its legacy PC-based online games platform. GigaMedia has restructured its online games operations and is now focused on browser/mobile and social casino games. Excluding all non-cash impairments, consolidated operating expenses were approximately $2.7 million, down from the third quarter of 2013 and representing the lowest consolidated operating expenses of the year.

•	Net loss of between $30 million and $31 million, including 1) the aforementioned non-cash impairments of approximately $30 million and 2) non-operating income of $1.2 million. Excluding the non-cash impairments, net loss was approximately $500 thousand.

•	Cash flow from operations was an outflow of approximately $1.8 million, an increase from cash outflow in the third quarter of $78 thousand, due primarily to the following: severance payments related to headcount reductions; annual employee bonuses; and annual audit fees.

•	Cash and marketable securities-current of approximately $80.3 million, or approximately $1.58 per share, up from $74.3 million at the end of 3Q13; short-term debt of approximately $4.4 million. During the fourth quarter management took advantage of low interest rates in Taiwan to fund, in local currency, new strategic growth initiatives.

TAIPEI, Taiwan, March 21, 2014 – GigaMedia Limited (NASDAQ: GIGM) announced today preliminary fourth-quarter 2013 consolidated financial results.

“We made great progress in 2013 in building new businesses and strategically positioning ourselves for strong, long-term growth,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “We refocused from PC-based games to browser/mobile and social casino games and launched a new cloud computing business.”

“Momentum is now building: our cloud business reported its first revenues in the fourth quarter and recently we launched our first mobile game,” stated CEO Collin Hwang. “Over the next several months, both our online games and cloud businesses will be launching new products, helping to compensate for the continued decline in our legacy PC games business.”

“Our growth plans are on track and we are confident they will drive accelerating revenues and increased shareholder value in 2014 and beyond,” stated CEO Collin Hwang.

The financial results presented above are preliminary and subject to completion. GigaMedia’s expectations with respect to these unaudited results are based on management estimates and information available at this time. As a result, these preliminary estimates may be different from the actual results that will be reflected in GigaMedia’s consolidated financial statements for the fourth quarter of 2013 when they are released.

GigaMedia expects to announce its fourth-quarter 2013 financial results, together with a discussion of new business initiatives, in early April.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain  factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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